Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges1

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated, we note: that we do not have any outstanding preferred shares and have not had any preferred shares outstanding during the periods indicated, so the following table also sets forth our historical ratios of earnings to combined fixed charges and preferred share dividends for the periods indicated:

	Three Months Ended March 31, 2017	2016	2015	2014	2013	2012
Pretax Income from continuing operations	20,096	52,522	62,694	138,415	26,522	8,693
Add
Noncontrolling interest attributable to continuing operations and fixed charges
Fixed charges (See interest expense below)	16,636	56,314	53,775	52,107	49,454	28,982
Distribution of operating income from unconsolidated investments	1,299	7,256	12,291	9,579	9,829	3,733
Subtract
Capitalized interest	(5,009)	(21,109)	(16,447)	(12,650)	(9,193)	(5,955)
Preferred distributions of consolidated subsidiaries	(139)	(560)	(31)	(31)	(22)	(18)
Equity in earnings of unconsolidated investments	(12,703)	(39,449)	(37,330)	(111,578)	(12,382)	(3,611)
Adjusted earnings	20,180	54,974	74,952	75,842	64,208	31,824
Interest expense, including amortization of deferred financing costs	11,488	34,645	37,297	39,426	40,239	23,009
Capitalized interest	5,009	21,109	16,447	12,650	9,193	5,955
Amortization of discounts or premiums related to indebtedness		-	-		-	-
Preferred distributions of consolidated subsidiaries	139	560	31	31	22	18
Fixed Charges	16,636	56,314	53,775	52,107	49,454	28,982
Ratio of Adjusted Earnings to Fixed Charges	1.21	0.98	1.39	1.46	1.30	1.10

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding noncontrolling interest attributable to continuing operations, income or loss from equity investees, fixed charges and distributed income of equity investees to income from continuing operations before income taxes, less capitalized interest and preferred distributions of consolidated subsidiaries. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of deferred financing costs, amortization of discounts or premiums related to indebtedness and preferred distributions of consolidated subsidiaries.

1 The ratio of earnings to fixed charges from years prior to 2013 have been amended and restated to take into account discontinued operations.